May 25, 2012

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Golar LNG Partners LP
Registration Statement on Form F-3 Filed May 2, 2012
File No. 333-181094

Dear Mr. Dobbie:

Set forth below are the responses of Golar LNG Partners LP (the “Partnership”), to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 24, 2012, with respect to the above-captioned filing (the “Registration Statement”).  The Partnership has filed Amendment No. 1 to the Registration Statement to respond to the Staff’s comments.  For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter.  Each response below has been prepared and is being provided by the Partnership, which has authorized us to respond to the Staff’s comments on its behalf.

Exhibits 5.1, 5.2, and 8.2

1.                        Please remove assumption (d) from exhibits 5.1 and 5.2. Additionally please remove assumption (c) from exhibit 8.2. It appears that these assume material facts underlying the opinions or readily ascertainable facts.

Response: Each of the opinion letters has been revised to remove the assumption referenced in your letter.  Counsel has in each opinion letter, in compliance with the discussion of assumptions in Staff Legal Bulletin No. 19, updated the assumption that documents reviewed by such counsel were also “true and correct”.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Please direct any questions that you have with respect to the foregoing to Catherine Gallagher (202.639.6544) or Adorys Velazquez (212.237.0036) at Vinson & Elkins L.L.P.

Very truly yours,

/s/ Catherine Gallagher
Catherine Gallagher
Vinson & Elkins L.L.P.

cc:	John Dana Brown (Securities and Exchange Commission)
Graham Robjohns (Golar LNG Partners LP)
Daniel C. Rogers (Watson, Farley & Williams (New York) LLP)